UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

20 April 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dyax Corp.

File No. 0-24537 -- CF# 24888

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Dyax Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2010.

Based on representations by Dyax Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19	through January 1, 2013
Exhibit 10.20	through November 19, 2012
Exhibit 10.21	through November 19, 2012
Exhibit 10.22	through November 19, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel